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Visit the Primo website [HERE](#) and download Primo for [iOS](#) or [Android](#) FREE



Messaging and communications apps are seeing billion dollar valuations (WeChat $83.6 billion, WhatsApp: $22 billion) and explosive viral growth (both exceeded 600 million users within their first five years). According to projections by Hootsuite, with another [3 billion people coming online by the end of 2018](#), this category is tracking to double in the next two years.

Primo believes it is poised to capture this multi-billion-dollar Over-the-Top (OTT) industry as the only app seamlessly connecting 4 billion people across the globe FOR FREE through app-to-app and app-to-phone calling TODAY. This is your opportunity to get in on the ground floor of the only app to offer free global calling directly through the app to mobiles, or landlines reaching 4 billion people free.

Led by David Glickman, a 20-year serial tech/telecom entrepreneur who is the only person in history to take two separate companies to the number one spot on the Inc. 500(0) List of America's Fastest-Growing Private Companies, Primo is well positioned to become a new leader in this space. This is your chance to join this hugely successful entrepreneur on his next venture.

JOIN DAVID GLICKMAN:
THE GURU OF HYPERGROWTH



ultra mobile

Inc.'s #1 Fastest Growing Private Company in 2015



JUSTICE TECHNOLOGY

Inc.'s #1 Fastest Growing Private Company in 1998

TelePacific Communications

Reached **$500 MILLION** Valuation by Year 2



India LD

3 YEAR WINNER

Best International Long Distance Provider

FreeConference

FIRST COMPANY

Providing Free Conferencing

AS SEEN ON...

FORTUNE | THE HUFFINGTON POST | Inc.

PRIMO:

FREE AND SIMPLE COMMUNICATION

In 2016, we have a lot of choices when it comes to connecting. But international communication is still simple and expensive, or complicated but free. The emergence of over the top (OTT) apps have made it possible to connect with friends and family on the other side of the globe for free, but only if they also have the app. As a result, people rely on multiple apps to connect with different people.

Primo is designed to be the only communications app you need, allowing users to call anyone whether it be another Primo user, a mobile or a landline.

	Free App to App (P2P) Communication			To Anyone (Landline, Mobile)		Additional Feature
	Message	Call	Video	SMS	Call	Phone Number
Primo	●	●	●	Free!	Free!	Free!

For Primo, communication is **free to 4 billion** phones (select countries)
Paid to 7 billion phones

	Message	Call	Video	SMS	Call	Phone Number
WhatsApp	●	●	✗	✗	✗	✗
Snapchat	●	✗	●	✗	✗	✗
Facebook Messenger	●	●	●	✗	✗	✗
WeChat	●	●	●	✗	✗	✗
Line	●	●	●	✗	Paid "LINE Out"	✗
Viber	●	●	●	✗	Paid "ViberOut"	✗
Skype	●	●	●	Paid	Paid	Paid

For above, communication is **free to 1 billion people** (max user base)
Paid to 7 billion phones

FULL SUITE COMMUNICATIONS APP

 Video Calling

 Voice Calls Over Data

 File Sharing & Messaging

 SMS Messaging



More about Primo

- Available on iOS and Android and works across smartphones and tablets

- WebRTC and HD Voice provide exceptional voice clarity

- Ability to call any mobile, landline, or other Primo users

- Includes US number to allow calls from any phone to be received via the app (globally) with just a Wi-Fi connection

- Monthly free minutes to call mobiles and landlines in 34 countries (covering a population of over 4 billion people)

- Calling card rates to any phone globally

FREE COVERAGE TO **4 BILLION** PEOPLE



Free Coverage

Below Market Calling Card Rates

THE
MARKET

200% YEAR OVER YEAR GROWTH RATE FOR COMMUNICATIONS APP USERS

5 YEAR GROWTH OF COMMUNICATIONS APP USERS



+600M Users
WhatsApp



+650M Users
WeChat



+711M Users
Viber

VALUATION OF COMMUNICATIONS APPS

   

WeChat	WhatsApp	Snapchat	Line
$83.6 Billion Valuation*	**$22** Billion sold to Facebook	**$16** Billion Valuation*	**$10** Billion Valuation*

* as of August 12, 2015 (Bloomberg)

$10 Billion PROJECTED ANNUAL REVENUE IN THE OTT VOICE PROVIDER MARKET BY 2020 Juniper Research, OTT

According to a study from Juniper Research, OTT voice providers are expected to see large growth in their service revenues by the year 2020. These service revenues are forecasted to reach over $10 billion in annual revenue, representing a five-fold increase over the next 4 years.

5x INCREASE IN THE OTT VOICE PROVIDER MARKET OVER 4 YEARS Juniper Research, OTT

OTT application providers will experience an exponential rise in revenue potential and traffic as 4G networks will be offering high-quality Voice over IP calls. With Primo Connect's reach around the world and an experienced team who has brought five successful telecommunication companies to market, it is primed to rise to the top of this industry.

THE
OPPORTUNITY



David Glickman has utilized hypergrowth to build multiple telecommunications companies.

This is your chance to join David Glickman and his team in their next telecommunication venture. David has mastered the idea of using cutting edge technology for hyper growth in order to successfully build communication companies that grow in size and revenue quickly. His past successes in creating Justice Technology (#1 on Inc's 500 in 1998), TelePacific Communications (California's largest telephone company), Freeconference.com (the first free conference call company), and most recently Ultra Mobile (#1 on Inc's 5000 in 2015) are prime examples of how he has used the idea of hyper growth to grow successful telecommunication companies in the past. David and the rest of the team are uniquely positioned to make Primo Connect the next big company in the telecommunication space.



PRIMO CONNECT PROJECTED REVENUE

$1,277,004,000

$517,927,000

$78,694,000

$674,000 $13,077,000

2016   2017   2018   2019   2020

Primo Connect plans to generate revenue through its premium usage plans, and pay-as-you-go credit. While a majority of app use will be free*, users who want additional reach will be able to purchase additional credits, to make additional calls (once free minutes have been exhausted) or to call outside of the 33 eligible (free minute) countries. Premium plans are available offering additional monthly minutes to call over 4 billion people around the world. Future plans include low-cost data plans for Primo users when they cannot connect to Wi-Fi. If Primo Connect's assumption of the market size and its business plan execution are correct, it currently projects a $1.2 billion annual revenue in just 5 years.


WITH A SOLID PIPELINE OF USERS FROM...
ultra mobile
Ozi Call
India LD
primo
PRIMO CONNECT PROJECTS
SIX HUNDRED MILLION USERS IN 5 YEARS

Through the management's connections with Ultra Mobile, OziCall, and India LD, Primo projects a large increase in users during the first couple of years. Assuming that Primo can tap into these companies' user bases, Primo should have a strong pipeline of potential users. As the offered referral program generates more users in exchange for credits, Primo expects that it is well positioned to gain millions of users -- putting it on par with some of the largest communications apps on the market.

WHY INVEST?

Now, more than ever, communication is at a premium. Today's telecommunication market is fragmented and full of restrictions.

That's why Primo's full suite of international communication solutions are so important -- they fill the market's glaring need perfectly, with a potential for explosive growth and value.

With technology as powerful and innovative as the Primo app, and a CEO at the helm like Glickman, Primo Connect is poised to lead the trillion dollar telecommunications industry. Now is your chance to join them.

THE POWERHOUSE TEAM
BEHIND PRIMO CONNECT, INC.

Primo Connect is a consumer technology company focused on global communication, incubated by sister company Ultra Mobile. The Primo app is available on iOS and Android and was recently released to public Beta on iTunes and Google Play. Primo allows users to connect with their friends and family across the world using cellular or data/ WiFi and in 66 countries just a simple phone call, to connect with any other fixed line, mobile or smartphone globally. It's a full-suite communications app with voice, video, file sharing, and messaging. Primo also offers users a free U.S. phone number to use, so that no matter where you are in the world, you stay connected.



DAVID GLICKMAN
CEO and CO-FOUNDER

For over 20 years, David Glickman, CEO of Primo Connect has been a telecom innovator, serial entrepreneur, visionary of multinational telecom companies, and, through separate honors in 1998 and 2015, the first individual ever to lead two separate companies to the #1 of Inc's fastest growing company 500 list. David has made it his mission to take on the large telecom industries by creating companies that make connecting to friends and family more accessible and cheaper for the masses.

Most recently, as CEO of Ultra Mobile -- a nationwide carrier founded in 2011 dedicated to delivering innovative, cost-effective mobile services for people living in the US who regularly call internationally -- Glickman produced an increase of more than 100,000% in 2015's annual revenue. David Glickman is a graduate of the Wharton School of Business and earned a Master of Psychology from UCLA.

"I have made it my life's work to make democratization of communication a reality. If I could make it free for everyone then I would feel that I had left a powerful legacy." David Glickman



CHRIS FURLONG
CHIEF PRODUCT OFFICER and CO-FOUNDER

Chris Furlong, co-founder of Ultra Mobile and Primo Connect, holds the role of Chief Product Officer for both businesses. Prior to this, he co-founded Hometown Telecom, where he launched transformative communication services including United Conferencing and IndiaLD, the leading international long-distance provider to the non-resident Indian community. After earning his degree from Boston University, Mr. Furlong worked in banking, became an executive at WeddingChannel.com, and a United States patent holder.

"When I think of the billions of minutes our products deliver annually, I think about the human connection. Our products make people's lives better. It's an honor to work on something so meaningful." Chris Furlong**Due Diligence**

Due diligence for our offering was performed by CrowdCheck, Inc. Read our [independent due diligence report](#).

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